82-1064

BRITISH COLUMBIA

Telephone: (250) 356-8626
Hours: 8:30 - 4:30 (Monday - Friday)

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

Location:
2nd Floor, 940 Blanshard Street
Victoria, B.C., V8W 3E6
Mailing Address:
P.O. Box 9431 Stn Prov Govt
Victoria British Columbia V8W 9V3

NOTICE OF DIRECTORS

Form 8/9

Sections 113 and 132 *COMPANY ACT*

INSTRUCTIONS:

36. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of this form. The Registry may have to return documents that do not meet its standard. Attach an additional sheet if more space is required.**
37. In Box A, enter the exact name of the Company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
38. In Box D, E and F, enter the last name, first name, and any initials of the company's director as indicated.
39. In Box F, the residential address of a director must be a compete **physical address**. You may include general delivery, post office box, rural route, site or comp. number as art of the address but Registry can not accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
40. If changes occurred on more than one date, you must complete a separate notice of Directors form for each date
41. An individual who has ceased being a director, cannot sign this form.
42. Filing Fee: $20.00. Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.

183077

SUPPL

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

SEC MAIL PROCESSING
RECEIVED
NOV 0 6 2003
WASHINGTON

Freedom of Information and Protection of Privacy Act

The personal information requested on this Form is made available to the public under the authority of the *Company Act*. Questions about the collection or use of this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, 2nd Floor - 940 Blanshard Street, Victoria, British Columbia, V8W 3E6

A FULL COMPANY NAME

CONSOLIDATED ECOPROGRESS TECHNOLOGY INC.

[redacted]

03037244

C DATE OF CHANGE

Y		M		D	
0	2	1	2	1	2

D Full Names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
MCGREGOR,	RON

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

E Full Names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
DAVIS,	CLIFFORD
MORSE,	BRIAN
HAGGART	GRAHAME

dlw 11/18

F Full Names and addresses of all the directors of the Company **as at the date of change listed above**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL CODE)*
AELICKS	BRADLEY T.	4127 Russell Court North Vancouver, B.C. V7G 2L9
BESCO	BRIAN	4367 Ranger Avenue North Vancouver, B.C. V7R 3L1
MCGREGOR,	RON	6227 Boundary Drive, West Surrey, B.C. V3X 3G7
VERRICO,	DR. HOWARD	3356 Hazel Drive Coquitlam, B.C. V3C 3V4

D CERTIFIED CORRECT- I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

[signature]

DATE SIGNED

Y		M		D	
0	3	1	0	2	8

02-1064

BRITISH COLUMBIA

Telephone: (250) 356-8626
Hours: 8:30 - 4:30 (Monday - Friday)

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

Location:
2nd Floor, 940 Blanshard Street
Victoria, B.C., V8W 3E6
Mailing Address:
P.O. Box 9431 Stn Prov Govt
Victoria British Columbia V8W 9V3

NOTICE OF DIRECTORS

Form 8/9
Sections 113 and 132 *COMPANY ACT*

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of this form. The Registry may have to return documents that do not meet its standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name of the Company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D, E and F, enter the last name, first name, and any initials of the company's director as indicated.
4. In Box F, the residential address of a director must be a compete **physical address**. You may include general delivery, post office box, rural route, site or comp. number as art of the address but Registry can not accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate notice of Directors form for each date
6. An individual who has ceased being a director, cannot sign this form.
7. **Filing Fee: $20.00.** Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.

183077

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

Freedom of Information and Protection of Privacy Act

The personal information requested on this Form is made available to the public under the authority of the *Company Act*. Questions about the collection or use of this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, 2nd Floor - 940 Blanshard Street, Victoria, British Columbia, V8W 3E6

A FULL COMPANY NAME

CONSOLIDATED ECOPROGRESS TECHNOLOGY INC.

C DATE OF CHANGE

Y		M		D	
0	3	1	0	0	2

D Full Names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
JHAMB,	VINOD

E Full Names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
AELICKS,	BRADLEY T.

F Full Names and addresses of all the directors of the Company **as at the date of change listed above**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL CODE)*
BESCO,	BRIAN	4367 Ranger Avenue North Vancouver, B.C. V7R 3L1
JHAMB,	VINOD	6784 Hycrest Drive Burnaby, B.C. V5B 2X2
MCGREGOR,	RON	6227 Boundary Drive, West Surrey, B.C. V3X 3G7
VERRICO,	DR. HOWARD	3356 Hazel Drive Coquitlam, B.C. V3C 3V4

D CERTIFIED CORRECT - I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

DATE SIGNED

Y		M		D	
0	3	1	0	2	8

82-1064

BRITISH COLUMBIA

Telephone: (250) 356-8626
Hours: 8:30 - 4:30 (Monday - Friday)

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

Location:
2nd Floor, 940 Blanshard Street
Victoria, B.C., V8W 3E6
Mailing Address:
P.O. Box 9431 Stn Prov Govt
Victoria British Columbia V8W 9V3

NOTICE OF DIRECTORS

Form 8/9

Sections 113 and 132 *COMPANY ACT*

INSTRUCTIONS:

8. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of this form. The Registry may have to return documents that do not meet its standard. Attach an additional sheet if more space is required.**
9. In Box A, enter the exact name of the Company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
10. In Box D. E and F, enter the last name, first name, and any initials of the company's director as indicated.
11. In Box F. the residential address of a director must be a compete **physical address**. You may include general delivery, post office box, rural route, site or comp. number as art of the address but Registry can not accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
12. If changes occurred on more than one date, you must complete a separate notice of Directors form for each date
13. An individual who has ceased being a director, cannot sign this form.
14. **Filing Fee: $20.00.** Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.

183077

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

Freedom of Information and Protection of Privacy Act

The personal information requested on this Form is made available to the public under the authority of the *Company Act*. Questions about the collection or use of this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, 2nd Floor - 940 Blanshard Street, Victoria, British Columbia, V8W 3E6

A FULL COMPANY NAME

CONSOLIDATED ECOPROGRESS TECHNOLOGY INC.

C DATE OF CHANGE

Y		M		D	
0	1	0	3	1	5

D Full Names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
MORSE,	**BRIAN**

E Full Names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
PALKOVSKY,	**PETER**

F Full Names and addresses of all the directors of the Company **as at the date of change listed above:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL CODE)*
AELICKS	**BRADLEY T.**	4127 Russell Court North Vancouver, B.C. V7G 2L9
DANIELS	**MICHAEL EDWARD**	3002 W. King Edward, Vancouver, B.C., V6N 3T6
DAVIS	**CLIFFORD T.**	5889 Cartier Street Vancouver, B.C. V6M 3A6
HAGGART,	**GRAHAME**	8 – 91 Golden Drive Coquitlam, B.C. V3K 6R2
MORSE,	**BRIAN**	720 Eaton Way Delta, B.C. V3M 6J9

D CERTIFIED CORRECT- I have read this form and found it to be correct.

Signature of a current Director, Officer, or Company Solicitor

[signature]

DATE SIGNED

Y		M		D	
0	3	1	0	2	7